November 17, 2016

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Laurie E Abbott, Esq.

Re:	Cemtrex, Inc.
Forms 10-K and 10-K/A for Fiscal Year Ended September 30, 2015 DEF 14A filed February 8, 2016 Forms 10-Q for Fiscal Quarters Ended March 31, 2016 and June 30, 2016 Forms 8-K/A filed June 7, 2016, November 4, 2016, and November 9, 2016 Response dated October 14, 2016 File No. 001-37464

Ladies and Gentlemen:

This letter responds to the comments received from the staff of the Securities and Exchange Commission (the “SEC”) by letter dated November 14, 2016 with respect to the (i) Form 8-K/A dated June 7, 2016 (Filed November 4, 2016).

Form 8-K/A dated June 7, 2016 (Filed November 4, 2016)

Exhibit 99.1

1.	Please tell us why you do not include statements of cash flows for Periscope GmbH i.l., Paderborn for the three months ended March 31, 2016, as required by Rule 8-04 of Regulation S-X.

Response: We have updated our filing to include a statement of cash flows.

2.	Revise to label the interim financial statements as unaudited.

Response: We have revised our filing to label the interim financial statements as unaudited.

Exhibit 99.2

3.	Please tell us why you do not include statements of cash flows for Periscope GmbH i.l., Paderborn as required by Rule 8-04 of Regulation S-X. In this regard, we also note that the Report of Independent Registered Public Accounting Firm does not refer to statements of cash flows.

Response: We have updated our filing to include a statement of cash flows.

4.	Please revise to disclose the reason that the fiscal 2014 income statement is presented only for the period April 1, 2014 to December 31, 2014 rather than for the entire year.

Response: Note 1 clearly explains that Prior to April 1, 2014 Periscope was owned and operated by Flextronic GmbH a separate entity.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

Exhibit 99.3

5.	Please tell us why the amounts in the balance sheet as of March 31, 2016 included in the pro forma combined balance sheet in Exhibit 99.3 are different from the amounts in the balance sheet included in Exhibit 99.1.

Response: We have updated our filing to include the balance sheet for Periscope as of March 31, 2016.

We believe that all outstanding comment responses requested by the staff of the SEC have been provided with this letter and the accompanying Form 8-K/A. Accordingly, the Company respectfully requests the staff’s clearance of this review in order to proceed with its proposed subscription rights offering.

Sincerely,

/s/ Saagar Govil

Saagar Govil

President & Chief Executive Officer

Cemtrex, Inc.

cc:	Amanda Ravitz
Kristin Lochhead
Brian Cascio
Geoff Kruczek
Spencer Feldman

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com

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